 2149357562, Jiojio  Getty Images + ShutterstockMerge to Create a Premier Visual Content Company  January 2025  Filed by Shutterstock, Inc.  Pursuant to Rule 425 under the Securities Act of 1933,  as amended, and deemed filed pursuant to Rule 14a-12   under the Securities Exchange Act of 1934, as amended  Subject Company: Getty Images Holdings, Inc.  Commission File No.: 001-41453

 By accepting or continuing to listen to this Presentation, recipients (“you”) acknowledge that they have read, understood and accepted the terms of this Disclaimer.   This Presentation is the property of, and contains the proprietary and confidential information of Getty Images Holdings, Inc. and its subsidiaries and their respective subsidiaries (collectively, the “Company”, “we” or “us”) and is being provided solely for informational purposes. Any estimates and projections contained herein may be forward-looking in nature and involve significant elements of subjective judgment and analysis, which may or may not be correct. There can be no assurance that any of the information contained herein is reflective of future performance to any degree. No representation or warranty, express or implied, is or will be given by the Company or its affiliates, directors, officers, partners, employees, agents or advisers or any other person as to the accuracy, completeness, reasonableness or fairness of any information contained in this Presentation and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. Accordingly, this Presentation should not be relied upon for the purpose of evaluating the performance of the Company or for any other purpose, and neither the Company nor any of its affiliates, directors, officers, partners, employees, agents or advisers nor any other person, shall be liable for any direct, indirect or consequential liability, loss or damages suffered by any person as a result of this Presentation or their reliance on any statement, estimate, target, projection or forward-looking information in or omission from this Presentation and any such liability is expressly disclaimed.  In all cases, interested parties should conduct their own investigation and analysis of the Company and the information contained in this Presentation.  Additional Information about the Acquisition and Where to Find It  In connection with the proposed transaction, the Company intends to file with or furnish to the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include an information statement of the Company and Shutterstock and that also will constitute a prospectus with respect to shares of the Company’s common stock to be issued in the transaction (the “joint proxy and information statement/prospectus”). Each of the Company and Shutterstock may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This presentation is not a substitute for the joint proxy and information statement/prospectus or any other document that the Company or Shutterstock may file with or furnish to the SEC. The definitive joint proxy and information statement/prospectus (if and when available) will be mailed to stockholders of the Company and Shutterstock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the joint proxy and information statement/prospectus (if and when available) and other documents containing important information about the Company, Shutterstock and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by the Company will be available free of charge on the Company's website at investors.gettyimages.com. Copies of the documents filed with or furnished to the SEC by Shutterstock will be available free of charge on Shutterstock’s website at investor.Shutterstock.com.  Participants In The Solicitation  The Company, Shutterstock and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company's proxy statement for its 2024 annual meeting of stockholders, which was filed with or furnished to the SEC on April 24, 2024. Information about the directors and executive officers of Shutterstock, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shutterstock’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy and information statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.  No Offer or Solicitation  This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Disclaimer  2

 3  Certain statements included in this Presentation, and any related oral statements, that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of the words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “opportunity,” “upside,” “target” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company.  These forward-looking statements are subject to a number of risks and uncertainties, including: obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing; negative effects of the announcement of the transaction; risks that the businesses will not be integrated successfully or that the combined companies will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on Getty Images’s, Shutterstock’s or the combined company’s relationships with suppliers, customers, employers and regulators; demand for the combined company’s products; and Getty Images’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all. There is no guarantee that the Company will be able to refinance its existing debt, on terms acceptable to the Company or at all; the Company’s inability to continue to license third-party content and offer relevant quality and diversity of content to satisfy customer needs; the Company’s ability to attract new customers and retain and motivate an increase in spending by its existing customers; the user experience of our customers on our websites; the extent to which we are able to maintain and expand the breadth and quality of our content library through content licensed from third-party suppliers, content acquisitions and imagery captured by our staff of in-house photographers; the mix of and basis upon which we license our content, including the price-points at, and the license models and purchase options through, which we license our content; the risk that we operate in a highly competitive market; the risk that we are unable to successfully execute our business strategy or effectively manage costs; our inability to effectively manage our growth; our inability to maintain an effective system of internal controls and financial reporting; the risk that we may lose the right to use “Getty Images” trademarks; our inability to evaluate our future prospects and challenges due to evolving markets and customers’ industries; the legal, social and ethical issues relating to the use of new and evolving technologies, such as Artificial Intelligence (“AI”), including statements regarding AI and innovation momentum; the increased use of AI applications such as generative AI technologies that may result in harm to our brand, reputation, business, or intellectual property; the risk that our operations in and continued expansion into international markets bring additional business, political, regulatory, operational, financial and economic risks; our inability to adequately adapt our technology systems to ingest and deliver sufficient new content; the risk of technological interruptions or cybersecurity vulnerabilities; the risk that any prolonged strike by, or lockout of, one or more of the unions that provide personnel essential to the production of films or television programs, such as the 2023 strikes by the writers’ union and the actors' unions, including their lingering effects, could further impact our entertainment business; the inability to expand our operations into new products, services and technologies and to increase customer and supplier awareness of new and emerging products and services, including with respect to our AI initiatives; the loss of and inability to attract and retain key personnel that could negatively impact our business growth; the inability to protect the proprietary information of customers and networks against security breaches and protect and enforce intellectual property rights; our reliance on third parties; the risks related to our use of independent contractors; the risk that an increase in government regulation of the industries and markets in which we operate could negatively impact our business; the impact of worldwide and regional political, military or economic conditions, including declines in foreign currencies in relation to the value of the U.S. dollar, hyperinflation, higher interest rates, devaluation the impact of recent bank failures on the marketplace and the ability to access credit and significant political or civil disturbances in international markets where we conduct business; the risk that claims, judgements, lawsuits and other proceedings that have been, or may be, instituted against us or our predecessors could adversely affect our business; the inability to maintain the listing of our Class A common stock on the New York Stock Exchange; volatility in our stock price and in the liquidity of the trading market for our Class A common stock; the lingering effects of the COVID-19 pandemic; changes in applicable laws or regulations; the risks associated with evolving corporate governance and public disclosure requirements; the risk of greater than anticipated tax liabilities; the risks associated with the storage and use of personally identifiable information; earnings-related risks such as those associated with late payments, goodwill or other intangible assets; our ability to obtain additional capital on commercially reasonable terms; the risks associated with being an “emerging growth company” and “smaller reporting company” within the meaning of the U. S. securities laws; risks associated with our reliance on information technology in critical areas of our operations; our inability to pay dividends for the foreseeable future; the risks associated with additional issuances of Class A common stock without stockholder approval; costs related to operating as a public company; and those factors discussed under the heading “Item 1.A. Risk Factors” of our most recently filed Annual Report on Form 10-K. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.  These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this presentation are more fully described under the heading “Item 1.A. Risk Factors” in our most recently filed Annual Report on Form 10-K and in our other filings with the SEC. The risks described under the heading “Item 1.A. Risk Factors” in our most recently filed Annual Report on Form 10-K are not exhaustive. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  In addition, the statements of belief and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as applicable, as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.  Forward Looking Statements

 In order to assist investors in understanding the core operating results that our management uses to evaluate the business and for financial planning, we present the following non-GAAP measures for each of Getty Images and Shutterstock: (1) Adjusted EBITDA, (2) Adjusted EBITDA Margin, and (3) Adjusted EBITDA less Capex. Getty Images defines Adjusted EBITDA as net income (loss) before depreciation and amortization; loss on litigation, net of recovery; other operating expense (income), net; interest expense; fair value adjustments, foreign exchange and other non-operating (income) expense; income tax expense; and equity-based compensation expense, net of capitalization. Shutterstock defines Adjusted EBITDA as net income adjusted for depreciation and amortization, non-cash equity-based compensation, bargain purchase gain related to the acquisition of Giphy, Giphy Retention Compensation Expense - non-recurring, impairment of lease and related assets, foreign currency transaction gains and losses, severance costs associated with strategic workforce optimizations, expenses related to long-term incentives and contingent consideration related to acquisitions, interest income and expense, income taxes, and disposals of property and equipment . Getty Images and Shutterstock both define Adjusted EBITDA less capex as Adjusted EBITDA before capex and Adjusted EBITDA margin as the remainder of Adjusted EBITDA divided by revenue. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.  The Company believes that these measures are relevant and provide useful information widely used by analysts, investors and other interested parties in our industry to provide a baseline for evaluating and comparing our operating performance, and in the case of Adjusted EBITDA less Capex, our liquidity results. We also evaluate our revenue on an as reported (U.S. GAAP) and currency neutral basis. We believe presenting currency neutral information provides valuable supplemental information regarding our comparable results, consistent with how we evaluate our performance internally. The Company provides non-GAAP financial measures that it believes will be achieved, however it cannot accurately predict all of the components of the adjusted calculations and the U.S. GAAP measures may be materially different than the non-GAAP measures.  Non-GAAP Financial Measures  4  Use of Projections  Any projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying any financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward Looking Statements” section above. Actual results may differ materially from the results contemplated by any financial forecast information contained in this Presentation, and the inclusion of any such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to any projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. ANY PROJECTIONS CONTAINED HEREIN ARE FOR DISCUSSION PURPOSES ONLY, AND IN NO EVENT SHALL ANY INFORMATION INCLUDED HEREIN BE DEEMED TO CONSTITUTE (I) A RE-DELIVERY OR RESTATEMENT OF, OR OTHERWISE RELATE IN ANY WAY TO, ANY BUDGET REQUIRED BY THE CREDIT AGREEMENT; OR (II) A STATEMENT OR ADMISSION BY THE COMPANY THAT IT HAS NOT COMPLIED, OR WILL NOT BE ABLE TO COMPLY, WITH ANY PROVISION OF THE CREDIT AGREEMENT OR ANY OTHER LOAN DOCUMENT (AS DEFINED IN THE CREDIT AGREEMENT) AT ANY TIME.

 Call Participants  Craig PetersChief Executive Officer  Jennifer LeydenChief Financial Officer  Paul HennessyChief Executive Officer  Rik PowellChief Financial Officer

 2155461316, Octavio Passos  106845975, Shutterstock  84875202, Kevin Schafer  2159733284, Andreas Rentz  Transformational merger of equals creates a premier visual content company well-positioned to meet the evolving needs of customers across creative, media, and advertising industries  Combined company delivers a comprehensive offering to address diverse customer needs, greater capacity to invest in innovative content creation, expanded event coverage, and customer facing technologies and capabilities  Immediate deleveraging with robust cash generation to further strengthen an already durable financial profile driving accelerated debt reduction and shareholder value creation  Significant synergies of ~$1751 million in annual cost savings projected by year three with approximately two-thirds expected to be achieved within twelve to twenty-four months of close  Expected to be accretive to earnings and cash flow beginning in year 2  Transaction Highlights  1 Represents the mid-point of $150 million to $200 million in estimated annual cost synergies

 Transaction Summary  Transaction Structure  Governance & Leadership  Financial Impact  Timing, Approvals Required & Other items  Shutterstock shareholders at close 1,2 can elect to receive either 1) $28.84870 of cash per Shutterstock share, 2) 13.67237 Getty Images shares per Shutterstock share, or 3) mixed consideration of 9.17 new Getty Images shares plus $9.50 cash for each Shutterstock share (“the mixed consideration”)   Shutterstock shareholder elections at close are subject to proration to ensure that the aggregate consideration payable by Getty Images consist of $9.50 in cash per Shutterstock share as of immediately before close and 9.17 shares of Getty Images stock per Shutterstock share as of immediately before close  Based on the common shares outstanding as of the signing date, the aggregate consideration3 payable by Getty Images would consist of $331 million in cash and 319.4 million shares of Getty Images stock. These figures do not include the impact of unvested Shutterstock equityholders as of the signing date and do not assume any vesting of currently-unvested Shutterstock equity holdings between signing and close   Getty Images and Shutterstock shareholders will own 54.7% and 45.3% of the combined company, respectively  The combined company to be named Getty Images Holdings, Inc., will trade under the NYSE ticker symbol “GETY”  Pro-forma combined market capitalization of over $2.2 billion and enterprise value of approximately $3.7 billion based on January 6, 2025 closing prices  Mark Getty will serve as Chairman of the Board and Craig Peters will serve as CEO of the combined company  Upon closing, the combined company's Board of Directors will be comprised of 11 members, consisting of the CEO, six directors from Getty Images, and four directors from Shutterstock, including Paul Hennessy  Immediate deleveraging and greater cash flow generation  Estimated annual cost synergies of between $150 million and $200 million expected to be achieved within the first three years, with approximately two-thirds achievable within twelve to twenty-four months of close  Meaningfully increases public float improving capital markets positioning  Unanimously approved by Board of Directors of both companies  Subject to Getty Images and Shutterstock stockholder approvals, regulatory approvals, and satisfaction of other customary closing conditions  1) Shutterstock equityholders with unvested RSU and PSU grants at close will only be eligible to receive the mixed consideration noted above upon vesting with respect to such grants. Shutterstock option holders will have their options and strike prices adjusted by a ratio equal to the sum of (i) 9.17 and (ii) $9.50 divided by the 10-day average closing stock price of Getty Images common stock for the period ending two (2) business days prior to the closing as quoted on NYSE. 2) Equity treatment will take into account any employment contracts in place at the close of the transaction 3) Aggregate cash and share amounts are estimates and are subject to change between signing and close.

 1) Includes Getty Images Annual subscribers plus Shutterstock Subscribers which are defined as customers who purchased one or more of their monthly recurring products for a continuous period of at least three months.   Complementary Portfolios  Expanded Opportunities for   Content Creators  Provides contributors substantially greater opportunities across products and content types to reach more than 1.4 million annual subscribers1 and customers in over 200 countries  Creates a broader set of visual content products across still imagery, video, music, 3D and other asset types  Facilitates greater investment in innovative content creation, expanded event coverage, and customer-facing technologies and capabilities such as search, 3D imagery and generative AI  Investment in Innovation & Growth  Strategic Benefits

 Meaningful opportunity for synergies across SG&A and Capex  Content and Product Optimization  Consolidation of IT Systems  Streamlined Operating Model  Estimated Cost Synergies to Drive Annual Savings of $150M - $200M  Approximately 2/3 of estimated cost synergies expected to be achievable within 12 - 24 months of close   Estimated $75M - $100M in cash costs-to-achieve, largely within the first year

 Building on the millions of images in the combined pre-shot library, our AI tools open up opportunities for brands and marketers to elevate their creativity and expand efficiencies throughout the creative process   Opportunity to invest in and distribute AI across an expanded customer base  Further opportunities for creators to reach customers around the world  Source: NDR (pg. 30)  Updated formatting + title  Getty Images and Shutterstock Pre Shot Libraries + Generative AI Technology combine to create broader tools for content creation, with further opportunities for monetization  Well Positioned to Capitalize on AI Opportunities

 Revenue:   $1,979 million - $1,993 million,   with ~46% subscription revenue2  Pre-Synergy   Adjusted EBITDA:   $569 million - $574 million,  ~29% Adjusted EBITDA margins  Pre-Synergy   Adjusted EBITDA less Capex:  $461 million - $466 million  Pre-Synergy   Net Leverage4:   ~3.0x   1 2024 pro-forma financial information is based on the 2024 guidance provided by Getty Images and Shutterstock on 11/7/2024 and 10/29/2024, respectively. The Shutterstock 2024 guidance is adjusted to reflect a pro-forma full-year ownership of Envato as detailed by Shutterstock management.  2 % Subscription revenue based on 2023 and 2024 YTD Annual Subscription Revenue %  3 Based on closing share prices as of January 6, 2025  4 Net leverage values are based on Q3 2024 debt and cash balances, incremental transaction related debt, and pre-synergy combined pro-forma 2024 EBITDA.  Compelling Financial Profile: Combined Pro-Forma 2024 View1  11  Post-Synergy   Adjusted EBITDA:   $724 million - $729 million,  ~37% Adjusted EBITDA margins  Pro-Forma   Combined Market Cap3:  $2.2 billion

 Accelerate debt repayment  1 Net leverage values are based on Q3 2024 debt and cash balances. Pro-forma net leverage at close assumes: 1) the cash consideration is financed through debt and 2) the Shutterstock 2024 Adjusted EBITDA is adjusted to reflect a full-year ownership of Envato. Pro-format net leverage incorporates the benefit from the mid-point of the run rate synergies outlined on the slide #11  Compelling Financial Profile: Immediate Deleveraging at Close1  Strengthened balance sheet with greater cash flow and enhanced flexibility  Reduce borrowing costs  Invest in new initiatives  Create value for shareholders

Creating a Premier Visual Content Company

Compelling Strategic Rationale

- ✓ Comprehensive product offering to satisfy diverse customer needs
- ✓ Greater capacity to invest in innovation and growth
- ✓ Expanded opportunities for content creators

Strong Financial Profile

- ✓ $2.2 billion pro forma market capitalization[1]
- ✓ $2 billion revenue with ~46% subscription revenue[2]
- ✓ 29% Adjusted EBITDA margin (pre synergies)
- ✓ $150 million-$200 million in targeted annual cost synergies will drive margin expansion

Capital Allocation Strategy to Drive Value Creation

- ✓ Accelerated deleveraging enhanced by cost synergies
- ✓ Reduced borrowing costs expands cash flow
- ✓ Additional flexibility to create shareholder value
- ✓ Increased capacity to invest in new initiatives

1 Based on closing share prices as of January 6, 2025
2 % Subscription revenue based on 2023 and 2024 YTD Annual Subscription Revenue %

gettyimages shutterstock

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Appendix  2066171612, Karya Komarova

 1 KPIs are combined on a pro-forma basis based on the Getty Images and Shutterstock public filings.  2 LTM Annual Subscribers is a combination of Getty Images Annual subscribers, which are customers who were on an annual subscription product during the LTM reporting period, and Shutterstock Subscribers, which were customers who purchased one or more of monthly recurring products for a continuous period of at least three months.   3 Annual Subscription revenue % is based on the sum of revenue from Getty Images Annual Subscribers and Shutterstock Subscribers as defined in Note 2, divided by the combined total revenue.  Pro-Forma KPIs for Combined Company1

 Summary 2024 Pro-Forma Financial Overview1,2  1) 2024 pro-forma financial information is based on the 2024 guidance provided by Getty Images and Shutterstock on 11/7/2024 and 10/29/2024, respectively. The Shutterstock 2024 guidance is adjusted to reflect a pro-forma a full-year ownership of Envato as detailed by Shutterstock management. 2) Annual synergies reflect the mid-point of the estimated annual cost  synergies of $150M-$200M. 3) Shutterstock capex includes content acquisition costs.

 Illustrative Pro Forma Debt Profile1  Source: Company filings  1 Excludes transaction expenses.  2 Financing of Cash Consideration is based on the common shares outstanding as of the signing date. This figure does not reflect the impact of unvested Shutterstock equityholders as of the signing date and do not assume any vesting of currently-unvested Shutterstock equity holdings between signing and close.  3 Net leverage is based on the combined 2024 Adjusted EBITDA guidance mid-points for Getty Images and Shutterstock. Shutterstock guidance is adjusted to reflect pro-forma full-year ownership of Envato.  4 As of September 30, 2024, Getty Images had $150 million available through its Revolving Credit Facility, which remained undrawn.  5 As of September 30, 2024, Shutterstock had a remaining borrowing capacity of $94 million, net of standby letters of credit.   (in USD millions)  As of 9/30/2024

 Q/A  1013518104, Klaus Vedfelt